News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 23, 2025

B.C. Government Files Responses to Petitions

Challenging KSM's Substantially Started Designation

Toronto, Ontario … Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") reported today that the BC Government has filed its responses in BC Supreme Court to petitions challenging the Environmental Assessment Office's ("EAO") decision granting Seabridge Gold's KSM project a Substantially Started ("SS") Designation. On July 29, 2024, the EAO determined that Seabridge's KSM project had been substantially started ensuring that the project's Environmental Assessment Certificate is no longer subject to expiry.

The responses filed by the BC Government succinctly lay out the meetings held, and other communications made, as well as the responses to requests received, by the BC government to fulfill its duty to consult and its duty of procedural fairness to the petitioners on the SS determination. The responses also explain why granting the SS Designation was not unreasonable. The petitions, the BC Government's responses and our related news releases can be found here. The parties have scheduled the period from September 22 to September 29, 2025 for the court hearing.

Seabridge CEO Rudi Fronk stated "we are pleased by the extent of the EAO's consultation, and we are confident in the strength of their arguments that the EAO's decision to grant the SS Designation was procedurally fair and not unreasonable. Seabridge will also file its own response to the petitioners in the next few weeks. While this legal process unfolds, the SS Designation remains in effect."

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com